

Mail Stop 3030

September 16, 2009

Via U S Mail and FAX [(201) 432-9542]

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

      Re: **Bel Fuse, Inc.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed on March 13, 2009
              File No. 0-11676

Dear Mr. Bernstein:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief